Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

2 December 2014

ASX ANNOUNCEMENT

Completion of Indonesian Arbitration

Mission NewEnergy Limited (ASX: MBT) announces that the BANI Indonesian arbitration award has been paid as per the award announced on 21 July 2014.

Funds will materially be used to pay down convertible note debt and the balance retained for general working capital purposes.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 Email: james@missionnewenergy.com